AMENDED AND RESTATED

CERTIFICATE OF INCORPORATIONOFNASH-FINCH COMPANY

ARTICLE I

Name:  The name of this corporation shall be Nash-Finch Company.

ARTICLE II

Office and Resident Agent: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

Nature and Purpose: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

Class of Stock; Rights and Preferences; No Preemptive Rights. The total number of shares of stock which the Corporation shall have authority to issue is Five Thousand (5,000) shares of Common Stock, with no par value. All shares of the stock of the Corporation shall be uncertificated shares pursuant to Section 158 of the Delaware General Corporation Law. The holders of the outstanding Common Stock shall be entitled to receive dividends in each calendar year when, as, and if declared by the Board of Directors out of any assets at the time legally available therefor. The right to such dividends on the Common Stock shall not be cumulative. Except as otherwise required by law or as set forth herein, each holder of shares of Common Stock shall be entitled to the number of votes equal to the number of shares of Common Stock held by such holder. No holder of any shares Common Stock shall be entitled, as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of capital stock or of securities of the corporation convertible into capital stock, of any class or series whatsoever, whether now or hereafter authorized and whether issued for cash, property, services or otherwise.

ARTICLE V

Term of Existence:  The term of duration and existence of the Corporation shall be perpetual.

ARTICLE VI

Corporate Debts: The private property of the stockholders shall not be subject to the payment of corporate debts.

ARTICLE VII

Bylaws: The Board of Directors shall have power to make, alter, amend and repeal bylaws for the Corporation. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE VIII

Release of Directors from Personal Liability:  No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article VIII shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by any such amendment. Any amendment to or repeal of this Article VIII shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment or repeal.

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